Exhibit 99.1

CannTrust Announces Filing of Preliminary Base Shelf Prospectus

VAUGHAN, ON, March 4, 2019 - CannTrust Holdings Inc. (“CannTrust” or the “Company”, TSX:TRST, NYSE:CTST) announces that on March 1, 2019, it filed and received a receipt for a preliminary short form base shelf prospectus (the “Shelf Prospectus”) with the securities commissions in each of the provinces of Canada, except Québec, and a corresponding shelf registration statement on Form F-10 (the “Registration Statement”) with the U.S. Securities and Exchange Commission (the “SEC”) under the U.S./Canada Multijurisdictional Disclosure System ("MJDS").

The Shelf Prospectus and Registration Statement, when made final or effective, will allow the Company to offer up to C$700,000,000 of debt securities, warrants, subscription receipts, units or common shares, or any combination thereof, from time to time during the 25-month period that the (final) Shelf Prospectus is effective (subject to MJDS eligibility). The Company filed this Shelf Prospectus in order to maintain financial strength and flexibility going forward but has not entered into any agreements or arrangements to authorize or offer any securities at this time. The specific terms of any future offering of securities, including the use of proceeds from any offering, will be established in a prospectus supplement to the Shelf Prospectus, which supplement will be filed with the applicable Canadian securities regulatory authorities and the SEC.

The Registration Statement has been filed with the SEC, but has not yet become effective. No securities may be sold, nor may offers to buy be accepted under the base shelf prospectus prior to the time the Registration Statement becomes effective. This news release shall not in any circumstances constitute an offer to sell or a solicitation of an offer to buy, nor shall there be any sale of these securities in any jurisdiction in which an offer, solicitation or sale would be unlawful prior to the registration or qualification under the applicable securities laws of any such jurisdiction.

A copy of the Shelf Prospectus can be found under the Company’s profile on SEDAR at www.sedar.com, and a copy of the Registration Statement can be found on EDGAR at www.sec.gov. Copies of the Shelf Prospectus and the Registration Statement may also be obtained by contacting the Corporate Secretary of the Company at 3280 Langstaff Road, Unit 1, Vaughan, Ontario, L4K 4Z8, telephone (647) 872-2300.

About CannTrust

CannTrust is a federally regulated licensed producer of medical and recreational cannabis in Canada, and the 2018 Canadian Cannabis Awards “Top Licensed Producer of the Year”. Founded by pharmacists, CannTrust brings more than 40 years of pharmaceutical and healthcare experience to the medical cannabis industry and serves more than 63,000 medical patients with its dried, extract and capsule products. The Company operates its 450,000 sq. ft. Niagara Perpetual Harvest Facility in Pelham, Ontario, has been permitted to construct another 390,000 sq. ft. facility in Pelham, and prepares and packages its product portfolio at its 60,000 sq. ft. manufacturing centre of excellence in Vaughan, Ontario.

CannTrust is developing nanotechnology to develop new products in the medical, recreational, beauty, wellness and pet markets. The Company has established its international footprint through a strategic partnership with Cannatrek Ltd. in Australia and a joint venture with STENOCARE in Denmark. The Company has also partnered with Breakthru Beverage Group through Kindred Canada, for recreational distribution in Canada. CannTrust is committed to research and innovation through partnerships with McMaster University in Ontario and Gold Coast University in Australia, which were designed to contribute to the growing body of evidence-based research regarding the use and efficacy of cannabis.

Forward Looking Statements

This press release contains “forward-looking information” and “forward-looking statements” within the meaning of applicable securities laws including: statements regarding the filing and effective date of the final short form base shelf prospectus and the Registration Statement, the filing and effective date of any potential prospectus supplement and the amount and terms of any securities to be offered under the short form base shelf prospectus and Registration Statement. Such statements are based upon CannTrust’s current internal expectations, estimates, projections, assumptions and beliefs and views of future events. Forward-looking information and forward-looking statements can be identified by the use of forward-looking terminology such as “expect”, “likely”, “may”, “will”, “should”, “intend”, “anticipate”, “potential”, “proposed”, “estimate” and other similar words, including negative and grammatical variations thereof, or statements that certain events or conditions “may”, “would” or “will” happen, or by discussions of strategy.

The forward-looking information and statements in this news release are based upon the expectations, estimates, projections, assumptions and views of future events which management believes to be reasonable in the circumstances. Forward-looking information and statements necessarily involve known and unknown risks, including, without limitation: risks associated with the timing and filing of the final short form base shelf prospectus and Registration Statement; the potential offering of any securities under the short form base shelf prospectus and Registration Statement; risks associated with general economic conditions; adverse industry events; loss of markets; future legislative and regulatory developments in Canada, the United States and elsewhere; the cannabis industry in Canada generally; and, the ability of CannTrust to implement its business strategies.

Any forward-looking information and statements speak only as of the date on which they are made, and, except as required by law, CannTrust does not undertake any obligation to update or revise any forward-looking information or statements, whether as a result of new information, future events or otherwise. New factors emerge from time to time, and it is not possible for CannTrust to predict all such factors. When considering these forward-looking information and statements, readers should keep in mind the risk factors and other cautionary statements in CannTrust’s Annual Information Form dated March 29, 2018 (the “AIF”) and filed with the applicable Canadian securities regulatory authorities on SEDAR at www.sedar.com and filed as an exhibit to CannTrust’s Form 40-F registration statement under the United States Securities Exchange Act of 1934, as amended, with the SEC on EDGAR at www.sec.gov. The risk factors and other factors noted in the AIF could cause actual events or results to differ materially from those described in any forward-looking information or statements.

The Toronto Stock Exchange and the New York Stock Exchange do not accept responsibility for the adequacy or accuracy of this release.

Copyright © 2019 CannTrust Holdings Inc.

SOURCE CannTrust Holdings Inc.

For further information or to arrange an interview, please contact:

Media Relations:	Investor Relations:
Sybil Eastman	Marc Charbin
Tel: 1-888-677-1477	416-519-2156 x2232
media@canntrust.ca	investor@canntrust.ca